11018477

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 45025

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 AND ENDING 12/31/10

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Musket Research Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 Cambridgepark Drive
(No. and Street)

Cambridge	MA	02140
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara Murphy — (617) 441-0489
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barbara Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Musket Research Associates, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Treasurer

Title

MITCHELL DONK
Notary Public, State of New York
No. 24-4936209
Qualified in Kings County
Commission Expires July 5, 2014

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey

McGladrey & Pullen, LLP
Certified Public Accountants

1185 Ave of the Americas
New York, NY 10036-2602
O 212.372.1800 **F** 212.372.1801
www.mcgladrey.com

Independent Auditor's Report

To the Shareholder
Musket Research Associates, Inc.
Cambridge, Massachusetts

We have audited the accompanying statement of financial condition of Musket Research Associates, Inc. (the "Company") as of December 31, 2010 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Musket Research Associates, Inc. as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 24, 2011

Musket Research Associates, Inc.

Statement of Financial Condition
December 31, 2010

ASSETS

Cash	$ 19,799

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities - accrued expenses	$ 10,249
Shareholder's Equity:	
Common stock - $10 par value; authorized 200 shares, issued and outstanding 100 shares	1,000
Additional paid-in capital	1,432,000
Deficit	(1,423,450)
Total shareholder's equity	9,550
Total liabilities and shareholder's equity	$ 19,799

See Notes to Statement of Financial Condition.

Musket Research Associates, Inc.

Notes to Statement of Financial Condition

Note 1. Organization and Significant Accounting Policies

Musket Research Associates, Inc. (the "Company") is a broker-dealer registered with the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management. Actual results could differ from these estimates.

Note 2. Income Taxes

No provision for federal or state income taxes has been made as the Company is an S Corporation and, as such, is not liable for federal or state income tax payments.

FASB Accounting Standards Codification Topic 740, *Income Taxes*, provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2010, management has determined that there are no uncertain tax positions.

The Company is not subject to examination by U.S. federal and state tax authorities for tax years before 2007.

Note 3. Related Party Transactions

The general and administrative services of the Company are provided by an entity whose sole shareholder is also the sole shareholder of the Company.

During 2010, the sole shareholder provided $125,000 in capital contributions as needed, to sustain the Company's operations. The sole shareholder will provide additional contributions to sustain the Company through at least January 1, 2012.

Note 4. Net Capital Requirement

As a broker-dealer and a member organization of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At December 31, 2010, the Company had a net capital of $9,550, which was above its minimum net capital requirement by $4,550.

Note 5. Subsequent Events

The Company evaluated subsequent events through February 24, 2011, the date that these financial statements were available to be issued.

In January 2011, the sole shareholder contributed $50,000 of capital to the Company.

Musket Research Associates, Inc.

Statement of Financial Condition

December 31, 2010